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                               March 24, 2021

       Peter Bordes
       Executive Chairman
       Trajectory Alpha Acquisition Corp.
       c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP
       1285 Avenue of the Americas
       New York, New York 10019

                                                        Re: Trajectory Alpha
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            CIK No. 0001846750
                                                            Submitted February
26, 2021

       Dear Mr. Bordes:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. We note that you filed an S-1 on March 8, 2021. The staff will review the S-1 when you file an S-1/A that is
responsive to the comments contained in this letter.
       Principal Stockholders, page 140

   2. Please identify if any of the directors or executive officers are managers of or are otherwise affiliated
with Trajectory Alpha Sponsor.
 Peter Bordes
FirstName  LastNamePeter  Bordes
Trajectory Alpha Acquisition Corp.
Comapany
March      NameTrajectory Alpha Acquisition Corp.
       24, 2021
March2 24, 2021 Page 2
Page
FirstName LastName
       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing